UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2019

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On May 9, 2018, Foresight Autonomous Holdings Ltd. (the “Company”) announced that it entered into a merger agreement with Tamda Ltd. (“Tamda”) and Tamda’s controlling shareholder, Apex Issuances Ltd., in order to spin off the Company’s activities dedicated to the development of its Eye-NetTM V2X (vehicle-to-everything) cellular-based accident prevention solution. On January 2, 2019, the Company terminated the merger agreement, as certain closing conditions were not met. Termination of the agreement is not expected to result in significant costs and expenses to the Company.

Previously, in anticipation of the merger, the Company reorganized its Eye-NetTM activities, by spinning them off into Eye-Net Mobile Ltd., a company organized under the laws of the State of Israel (“Eye-Net Mobile”), which is wholly owned by the Company’s wholly owned subsidiary, Foresight Automotive Ltd.

As of January 1, 2019, Eye-Net Mobile will directly employ the Company’s employees who were engaged in Eye-NetTM activities.

In addition, Mr. Dror Elbaz, the Company’s Vice President of Research and Development, will serve as Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer. In Mr. Elbaz’s place, the Company has appointed Mr. Levi Zruya as its Chief Technology Officer. Mr. Zruya is a co-founder of Magna B.S.P Ltd., the Company’s controlling shareholder. Mr. Zruya will also continue to serve as Magna’s Chief Technology Officer, a position he has held for the past 18 years.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses that termination of the merger agreement is not expected to result in significant costs and expenses to the company, and that Eye-Net Mobile will continue to directly employ the Company’s employees who were engaged in Eye-NetTM activities. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: January 3, 2019

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